Mail Stop 3561

July 31, 2007

Via Fax and U.S. Mail

Christian T. Greco, Esq.
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

Re: J.P. Morgan Mortgage Acquisition Trust 2006-NC2
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 333-130192-17

Dear Mr. Greco,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1115(b) Certain Derivatives Instruments

1. Please revise the response to this item to indicate that the significance percentage for the interest rate swap is less than 10%. The answer "None" seems to indicate that there are no derivative instruments.

Item 1122 Compliance with Applicable Servicing Criteria

2. We note that the assessment report prepared by JP Morgan Chase Bank, National Association and the related attestation report, filed as exhibits 33.4 and 34.4 respectively, identify material

instances of noncompliance with the servicing criteria in 1122(d)(3)(i) and 1122(d)(3)(ii). Please revise to identify the material instances of noncompliance in the body of the Form 10-K. Also, provide more detail regarding what information was omitted or provided in error, whether you have corrected, and whether the cause for noncompliance has been corrected. Otherwise, if the material instances of noncompliance do not apply to the issuing entity, please indicate that here. See Item 1122(c)(1) of Regulation AB.

Signatures

3. Please revise the signature block of your Form 10-K to clearly indicate that Mr. Bernard is the senior officer in charge of securitization of the depositor. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibits

4. The exhibits, as currently filed, are attached to Form 10-K. This is also true for each of the Form 10-Ds. Please separately file the exhibits on EDGAR with a proper tag for each respective exhibit.

Exhibit 31.1 – Section 302 Certification

5. Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K. In this regard, please revise the last statement in paragraph 4 to state that the <u>servicers</u> have fulfilled their obligations under the servicing agreements in all material respects.

6. Furthermore, please revise your closing paragraph to name the Trustee, Servicer and Securities Administrator.

Report on Assessment of Compliance with Servicing Criteria

Exhibit 33.2

7. Please revise to state that the party has policies and procedures in place to provide reasonable assurance that the vendor's activities comply in all material respects with the servicing criteria applicable to each vendor. Also state that each vendor is not a "servicer" as defined in Item 1101(j) of Regulation AB. Refer to Regulation AB Telephone Interpretation 17.06.

Form 10-Ds – Delinquency Reports

8. Page S-81 of the 424 prospectus filed on August 21, 2006 states that the securities administrator will establish a Net WAC Reserve Fund from which payments of Net WAC Rate Carryover Amounts on the certificates will be made. Please include information on the Net WAC Reserve Fund in the Form 10-D or tell us for why such information was omitted.

Form 8-K filed on September 7, 2006

9. Please advise as to why the Swap Confirmation, Swap Schedule and ISDA Master Agreement were not filed by Form 8-K until January 17, 2007 even though they were executed on August 23, 2006.

Other

10. Please advise as to why a Form 8-K was not filed when The Bank of New York began performing certain activities as securities administrator for the issuing entity on and after October 1, 2006. Refer to Item 6.02 of Form 8-K.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Julie Bell at (202) 551-3574 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director